UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
SMITH MICRO SOFTWARE, INC.
(Name of Issuer)
Common Stock, par value $.001 par value per share
(Title of Class of Securities)
832154108
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

13G

CUSIP No.	832154108	Page	2	of	4

1	NAMES OF REPORTING PERSONS: William W. Smith, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		3,472,115

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,472,115

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,472,115

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	15.7%%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

13G

CUSIP No.	832154108	Page	3	of	4

Item 1(a).	Name of Issuer: Smith Micro Software, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 51 Columbia, Suite 200 Aliso Viejo, CA 92656
Item 2(a).	Name of Person Filing: William W. Smith, Jr.
Item 2(b).	Address of Principal Business Office or, if None, Residence: 51 Columbia, Suite 200 Aliso Viejo, CA 92656
Item 2(c).	Citizenship United States of America
Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share
Item 2(e).	CUSIP Number: 832154108
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable
Item 4.	Ownership.
	(a)	Amount Beneficially Owned:		3,472,115

	(b)	Percent of Class:		15.7%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:	3,472,115

		(ii)	Shared power to vote or to direct the vote:	-0-

		(iii)	Sole power to dispose or to direct the disposition of:	3,472,115

		(iv)	Shared power to dispose or to direct the disposition of:	-0-

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

13G

CUSIP No.	832154108	Page	4	of	4

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable
Item 8.	Identification and Classification of Members of the Group. Not Applicable
Item 9.	Notice of Dissolution of Group. Not Applicable
Item 10.	Certifications. Not Applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

William W. Smith, Jr.

February 14, 2006

Date

/s/ William W. Smith, Jr.

(Signature)